UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Termination of Certifying Accountant

On April 14, 2025, MultiMetaVerse Holdings Limited (the “Company”) received a letter from Marcum Asia CPAs LLP (“Marcum Asia”) stating that effective April 9, 2025, the client-auditor relationship between the Company and Marcum Asia has ceased.

Marcum Asia’s reports on the Company’s financial statements for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles as defined in Item 16F(a)(1)(ii) of Form 20-F. During the two most recent fiscal years and through the subsequent interim period preceding the dismissal, there were no (i) disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F. There were no disputes or disagreements between the Company and Marcum Asia during the time it was the Company’s independent registered public accounting firm through the date of resignation.

The Company has provided Marcum Asia with a copy of the foregoing disclosure and has requested that Marcum Asia review such disclosure and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as required by Item 16F(a)(3) of Form 20-F.

A new independent accountant to audit the Company’s financial statements has not yet been engaged at this time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 16, 2025

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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